26. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

A. Earnings and Earnings Per Share (EPS)
	Reconciling
Year ended Dec. 31	items	2004	2003	2002
			(Restated	(Restated
			- XV)	- XV)
Earnings from continuing operations – Canadian GAAP		$160.6	$234.2	$66.8
Effect of asset retirement obligations adoption – Canadian GAAP	X	–	–	(9.7)
Derivatives and hedging activities, net of tax	I	(3.8)	(4.5)	(3.8)
Start-up costs, net of tax	II	(0.1)	(6.7)	(4.5)
Amortization of debt extinguishment, net of tax	III	–	–	0.8
Recognition of debt extinguishment, net of tax	III	–	11.1	–
Amortization of pension transition adjustment	V	(4.5)	(4.6)	(5.8)
Deferred gains related to the limited partnership transaction, net of tax	XIV, XV	–	(102.7)	(6.3)
Earnings from continuing operations – U.S. GAAP		152.2	126.8	37.5
Earnings from discontinued operations – Canadian and U.S. GAAP		–	–	12.8
Net gain on disposal of discontinued operations – Canadian and U.S. GAAP		9.6	–	120.0
Net earnings before change in accounting principle – U.S. GAAP		161.8	126.8	170.3
Cumulative effect of change in accounting principle, net of tax	X	–	52.5	–
Net earnings – U.S. GAAP		$161.8	$179.3	$170.3
Foreign currency cumulative translation adjustment	I, VII	3.7	8.2	(16.8)
Net gain (loss) on derivative instruments	I, VII	10.4	8.8	(51.5)
Registered pension alternate minimum liability	V, VII	(0.6)	0.6	(1.7)
Comprehensive income – U.S. GAAP		$175.3	$196.9	$100.3

Basic EPS – U.S. GAAP
Earnings from continuing operations		$0.79	$0.68	$0.22
Earnings from discontinued operations		–	–	0.08
Net gain on disposal of discontinued operations		0.05	–	0.71
Cumulative effect of change in accounting principle		–	0.28	–
Net earnings		$0.84	$0.96	$1.01

Diluted EPS – U.S. GAAP
Earnings from continuing operations		$0.79	$0.68	$0.22
Earnings from discontinued operations		–	–	0.08
Net gain on disposal of discontinued operations		0.05	–	0.71
Cumulative effect of change in accounting principle		–	0.28	–
Net earnings		$0.84	$0.96	$1.01

B. Balance Sheet Information

Year ended Dec. 31			2004		2003
	Reconciling	Canadian		Canadian
	items	GAAP	U.S. GAAP	GAAP	U.S. GAAP
		(Restated - XV)		(Restated - XV)
Assets
Cash	IX, XII	$137.1	$101.2	$155.0	$155.0
Price risk management assets, current	I	61.4	109.2	68.4	75.3
Accounts receivable	VIII, XII	429.1	396.4	420.1	419.2
Prepaid expenses	XII	54.7	52.3	53.8	53.8
Income taxes receivable	I	60.1	75.1	108.9	126.3
Investments	XII	3.0	371.7	5.0	189.4
Property, plant and equipment, net	II, XII	6,244.4	5,699.5	6,385.5	6,382.6
Price risk management assets, long-term	I	32.5	220.2	31.6	134.4
Other assets (including current portion)	I, II, XII	373.9	166.2	330.2	205.8
Liabilities
Accounts payable and accrued liabilities	V, XII	432.3	338.5	501.2	471.1
Income taxes payable	II, XII	6.9	0.7	–	–
Price risk management liabilities, current	I	49.9	82.1	64.3	104.6
Current portion of long-term debt	IX, XII	587.7	580.1	183.8	183.8
Long-term debt	I, XII	2,470.2	2,365.0	2,962.3	3,185.9
Deferred credits and other liabilities (including current portion)	I, XI, XII	524.7	511.8	511.7	517.8
Price risk management liabilities, long-term	I	28.5	77.1	29.9	42.1
Future or deferred income tax liabilities	I, II, IV, V	703.9	694.8	686.1	671.2
Non-controlling interest	I	616.4	615.4	477.9	475.6
Equity
Common shares	VIII	1,611.9	1,611.9	1,555.7	1,554.8
Contribured surplus	XIV, XV	–	133.0	–	133.0
Retained earnings	I, II, V	910.3	771.0	933.9	803.0
Cumulative translation adjustment	I	(49.5)	–	(39.1)	–
Accumulated other comprehensive income	I, V	–	(92.6)	–	(106.1)
C.	Reconciling Items I. Derivatives and Hedging Activities

Under U.S. GAAP, trading and non-trading activities are accounted for in accordance with Statement 133, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income (OCI), and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as price risk management assets & liabilities in the consolidated balance sheets. Many of the corporation’s electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment. This exemption is available for the electricity industry as electricity cannot be stored in significant quantities and generators may be required to maintain sufficient capacity to meet customer demands. This exemption is also available for some physically settled commodity contracts if certain criteria are met. Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

i.	Fair Value Hedging Strategy The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

There was no ineffectiveness related to these hedges in the years ended Dec. 31, 2004, 2003 or 2002.

ii. Cash Flow Hedging Strategy In the year ended Dec. 31, 2004, the corporation’s cash flow hedges resulted in an after-tax loss of $nil (2003 – $1.9 million, 2002 – $nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $nil for year ended Dec. 31, 2004 (2003 – $2.0 million, 2002 – $nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $3.3 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

iii. Net Investment Hedges The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in OCI, with the related amounts due to or from counterparties included in price risk management assets and liabilities and long-term debt.

In the year ended Dec. 31, 2004, the corporation recognized an after-tax gain of $3.7 million (2003 – $8.2 million gain, 2002 – $16.8 million loss) on its net investment hedges, included in OCI.

In the year ended Dec. 31, 2004, the corporation recognized after-tax gains of $nil (2003 – $0.2 million, 2002 – $nil), related to ineffectiveness of net investment hedges.

iv. Trading Activities The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information. Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheets at fair value under both Canadian and U.S. GAAP. Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

v.	Other Hedging Activities In the year ended Dec. 31, 2004, the corporation recognized pre-tax losses of $1.1 million (2003 – $0.7 million, 2002 – $1.1 million gains) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up Costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Debt Extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the 1998 limited partnership transaction was recorded when incurred, whereas for Canadian GAAP, the loss was being amortized to earnings over the period of the limited partnership (20 years). As the buyback option was terminated in connection with the sale of the Sheerness plant, the deferred amount was recognized in earnings in 2003.

IV. Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

Year ended Dec. 31	2004	2003
Future income tax liabilities (net) under Canadian GAAP	$(561.5)	$(571.0)
Derivatives	23.2	31.3
Start-up costs	(2.3)	(2.3)
Employee future benefits	(11.8)	(14.1)
	$(552.4)	$(556.1)

Comprised of the following:
Year ended Dec. 31	2004	2003
Current deferred income tax assets	$21.5	$29.4
Long-term deferred income tax assets	132.0	90.3
Current deferred income tax liabilities	(11.1)	(4.6)
Long-term deferred income tax liabilities	(694.8)	(671.2)
	$(552.4)	$(556.1)

V. Employee Future Benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation’s plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2004, the corporation was required under U.S. GAAP to recognize an additional minimum liability. The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2004. The charge to OCI will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

VI. Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VII. Other Comprehensive Income (Loss)
The changes in the components of OCI were as follows:
Year ended Dec. 31	2004	2003	2002
Net gain on derivative instruments:
Unrealized gain, net of taxes of $4.3 million	$7.0	$5.4	$(55.5)
Reclassification adjustment for gains included in net income, net of taxes of $2.2 million	3.4	3.4	4.0
Net gain on derivative instruments	10.4	8.8	(51.5)
Translation adjustments	3.7	8.2	(16.8)
Registered pension alternate minimum liability	(0.6)	0.6	(1.7)
Other comprehensive income (loss)	$13.5	$17.6	$(70.0)

The components of AOCI were:
	2004	2003	2002
Net loss on derivative instruments	$(60.8)	$(71.2)	$(80.0)
Translation adjustments	(30.1)	(33.8)	(42.0)
Registered pension alternate minimum liabilities	(1.7)	(1.1)	(1.7)
Accumulated other comprehensive loss	$(92.6)	$(106.1)	$(123.7)

VIII. Share Capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders’ equity. Under Canadian GAAP, effective Jan. 1, 2004, TransAlta has prospectively presented employee share purchase plan loans as a deduction from shareholders’ equity, thereby eliminating the difference between U.S. and Canadian GAAP as of Jan. 1, 2004. Under the corporation’s employee share purchase plan, accounts receivable at Dec. 31, 2003 were $0.9 million.

IX. Right of Offset Agreement

The corporation had a New Zealand bank deposit that had been offset with a New Zealand bank facility under a right of offset agreement. The arrangement did not qualify for offsetting under U.S. GAAP. During the second quarter of 2004, the corporation refinanced certain foreign operations and the bank deposit was used to settle the bank facility in full.

X. Asset Retirement Obligations

FASB issued Statement 143, Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

XI. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational manner as risk is reduced under the obligation.

XII. Variable Interest Entities

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.

FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, FASB issued FIN 46R, which served to clarify guidance in FIN 46. During the fourth quarter of 2003, the corporation adopted the provisions of FIN 46R with respect to special purpose entities. The adoption did not have a significant impact on the corporation’s financial position, results of operations or cash flows. During the first quarter of 2004, the corporation adopted the provisions of FIN 46R related to non-special purpose entities. The corporation has considered the provisions of FIN 46R for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source of payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses. The corporation has two wholly-owned subsidiaries in Mexico, which were created to hold the corporation’s 100 per cent interest in the Campeche and Chihuahua power plants. These subsidiaries were formed in 2000 and 2001, respectively, and are considered variable interest entities under FIN 46R. As a result of the foregoing considerations, the corporation has determined that the nature of the fuel purchase and power sale contracts relating to the wholly-owned Mexican operations insulate the corporation from significant variability in the cash flows relating to the assets. Therefore, TransAlta is not the primary beneficiary and does not consolidate the entities. Accordingly, the subsidiaries owning the Campeche and Chihuahua plants are presented as equity investments rather than consolidated subsidiaries on the consolidated financial statements. One hundred per cent of the results from operations of the two plants are presented as equity income on the consolidated income statements. There was no impact to net earnings as a result of adoption of this interpretation. TransAlta wholly owns and operates the 252-MW Campeche and 259-MW Chihuahua plants which were commissioned in 2003. The plants’ electrical output is sold under 25-year contracts to Mexico’s government-owned utility, the Comisión Federal de Electricidad. At Dec. 31, 2004, the corporation’s maximum exposure to loss is its $404.0 million investment in the two plants.

XIII. Changes in Accounting Standards

On May 19, 2004, FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that provides guidance on the accounting for the effects of the Act for employers that sponsor post-retirement health care plans that provide drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. TransAlta’s prescription drug benefit plan in the U.S. is not material to the corporation’s post-retirement benefit plan and therefore the impact of the FSP is not material to the consolidated financial statements.

XIV. Limited Partnership Transaction

In 1998, the Corporation transferred generation assets to its subsidiary TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain. As TA Power held an option to resell their interest in TA Cogen to the Corporation in 2018, this gain under Canadian GAAP was initially deferred and amortized over a 30 year period. In 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998. This amount of contributed surplus is reduced by the related tax effect. As a result, under U.S GAAP, there is no amortization of the gain into income in the period from 1998 to 2002 and no recognition of the unamortized balance of the gain in 2003.

XV. Restatement

During the third quarter of 2005, the Corporation determined, as described in footnote XIV above, that the gain recognized under Canadian GAAP arising from 1998 transactions involving TA Cogen and TA Power is a capital transaction under U.S. GAAP. The Corporation has retroactively corrected its reconciliation to U.S. GAAP. The impact of this adjustment on amounts previously reported under U.S. GAAP is as follows:

The impact on previously reported income amounts for U.S. GAAP purposes is as follows:

(millions of dollars except per share amounts)	2004	2003	2002
Decrease in:
Earnings from continuing operations	$–	$102.7	$6.3
Net earnings	$–	$102.7	$6.3
Net earnings per share in accordance with U.S. GAAP
Continuing operations	$–	$0.56	$0.04
Discontinued operations	$–	$–	$–
Basic	$–	$0.56	$0.04
Diluted	$–	$0.56	$0.04

The impact on previously reported balance sheet amounts for U.S. GAAP purposes is as follows:
(in millions of dollars)		2004	2003
Increase (decrease) in:
Contributed surplus		$133.0	$133.0
Retained earnings		$(133.0)	$(133.0)

For U.S. GAAP purposes, the correction had no impact on total shareholders' equity at Dec. 31, 2004 and Dec. 31, 2003.